UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KaloBios Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

48344T209

(CUSIP number)

David Moradi

379 West Broadway

New York, New York 10012

212-404-6670

(Name, address and telephone number of person authorized to receive notices and communications)

June 29, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48344T209

1.	NAMES OF REPORTING PERSONS David Moradi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 671,996
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 578,210
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 671,996
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (1)
14.	TYPE OF REPORTING PERSON* IN

(1)	Based on 14,479,559 shares of common stock, par value $0.001 per share (the “Common Stock”), currently issued and outstanding as relayed by the Issuer.

CUSIP No. 48344T209

1.	NAMES OF REPORTING PERSONS Anthion Partners II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 178,210
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 178,210
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 178,210
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 14,479,559 shares of Common Stock currently issued and outstanding as relayed by the Issuer.

INTRODUCTORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed to update the information set forth in the initial Schedule 13D filed with the Securities and Exchange Commission on December 18, 2015 (the “Schedule 13D”), to report the beneficial ownership of shares of common stock, $0.001 par value per share (the “Common Stock”), of KaloBios Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Issuer”), by each of the reporting persons named in such Schedule 13D (each, individually, a “Reporting Person” and collectively, the “Reporting Persons”).

Item	3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

The aggregate purchase price of the 578,210 shares of Common Stock purchased by Anthion, of which 400,000 shares of Common Stock were transferred by Anthion to Mr. Moradi in his personal accounts and 178,210 shares of Common Stock are held by Anthion, was approximately $981,387 (including commissions). 93,786 shares of Common Stock were granted as a restricted stock grant. The shares of Common Stock are not currently held in a margin account. Such shares of Common Stock were purchased with the working capital of Anthion in open market transactions through brokers, with the personal funds of Mr. Moradi, as an investor in Anthion, and with affiliated funds of Mr. Moradi invested in Anthion.

Item	4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

Mr. Moradi resigned as a director of the Issuer on June 29, 2016 immediately prior to the effectiveness of the Second Amended Plan of Reorganization of the Issuer.

The Reporting Persons do not have any agreement or understanding with any other person relating to the acquisition, holding, voting or disposition of securities of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock or changing their intention with respect to any and all matters referred to in this Item 4.

Item	5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a)-(b) The percentages set forth below and on pages 2 and 3 hereof are based on 14,479,559 shares of common stock, par value $0.001 per share (the “Common Stock”), currently issued and outstanding as relayed by the Issuer. (i) Mr. Moradi has sole voting power with respect to 671,996 shares of Common Stock, including (x) the 400,000 shares of Common Stock held directly by Mr. Moradi in his personal accounts, (y) the 178,210 shares of Common Stock held by Anthion, for which Mr. Moradi acts as the sole managing member and control person, and (z) the 93,786 shares of Common Stock that were granted as a restricted stock grant. However, Mr. Moradi has sole dispositive power with respect to 578,210 shares of Common Stock, including (x) the 400,000 shares of Common Stock held directly by Mr. Moradi in his personal accounts and (y) the 178,210 shares of Common Stock held by

Anthion, for which Mr. Moradi acts as the sole managing member and control person. The 93,786 shares of Common Stock that were granted as a restricted stock grant are not included because they will not be marketable until one year after the date of the grant. Accordingly, Mr. Moradi may be deemed to beneficially own 4.6% of the Issuer’s issued and outstanding Common Stock. (ii) As the holder of the shares, Anthion has sole voting and dispositive power with respect to the 178,210 shares of the Issuer’s Common Stock. Accordingly, Anthion may be deemed to beneficially own 1.2% of the Issuer’s issued and outstanding Common Stock.

(c) Other than the grant of restricted stock described in Item 6, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock held by the Reporting Persons other than the Reporting Persons.

(e) As of June 30, 2016, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated to read as follows:

On June 30, 2016, the Issuer granted Mr. Moradi 93,786 shares of Common Stock in the form of a restricted stock grant. These shares of Common Stock vested upon the grant of the shares, but will not be marketable for one year following the date of such grant.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2016

DAVID MORADI

/s/ David Moradi
David Moradi

ANTHION PARTNERS II LLC

/s/ David Moradi
By: David Moradi
Title: Managing Member